File № 82-4257



BANK VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«8» January 2002г.
№ 1104/88

The U.S. Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


02002580

02 JAN 22 AM 8:52

Re: Exemption № 82-4257

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

SUPPL

The message

Open Incorporated Company Moscow Joint-Stock Commercial bank «Vozrozhdeniye» has increased its authorized capital from RUR 145,431,981 to RUR 145,431,990.

Report on the Bank's 15th Share Issue results was registered by Bank of Russia on December 13th, 2001.

The total amount of realized shares at the face value has made RUR 9. 9 preferred registered documentary shares with a fixed dividend and a face value of RUR1 each were issued in circulation.

Placement of the 15th Share Issue was conducted by way of closed subscription among the Bank's staff.

The Bank's shareholders can get acquainted with the report on the results of the 15th Share Issue by the address: Luchnikov per., 7/4 build.6, Moscow (Shareholders Department). Tel.: (095) 929-18-61.

Mark M. Nakhmanovich

Deputy Chairman of the Board
of MJSCB «Vozrozhdeniye»

dw 1/25

File № 82-4257



BANK
VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

« 8 » January 20 02 г.
№ 1104/88

02 JAN 22 AM 8:52

The U.S. Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Moscow Joint Stock Commercial Bank "Vozrozhdeniye" forward to you the report on securities issues results of the 15 emission.

Mark M. Nakhmanovich

Deputy Chairman of the Board
of MJSCB «Vozrozhdeniye»

Registered
December 13, 2001
By Central Bank of the Russian Federation
Deputy Chairman
__________________ V.N.Gorjunov
(signature of authorized person)

Seal

REPORT ON SHARE ISSUE RESULTS

OPEN INCORPORATED COMPANY MOSCOW JOINT-STOCK COMMERCIAL BANK «VOZROZHDENIYE»

Preferred Registered Documentary Shares with fixed dividend

State Registration Number [10201439B], Seal

Approved by Supervisory Council of MJSCB «Vozrozhdeniye»

November 20, 2001 Minutes # 2

Decision on share issuing was registered on 05.11.2001.

Chairman of the Board
of MJSCB «Vozrozhdeniye» D.L.Orlov

Chief Accountant
of MJSCB «Vozrozhdeniye» A.A.Novikova

Seal

November 21, 2001

1. OPENING AND CLOSING DATES OF PLACING SECURITIES.

State registration number of security	Opening date of placement	Closing date of placing
10201439B	05.11.2001	19.11.2001

2. ACTUAL PRICE OF PLACING SECURITIES.

State registration number of security	Currency	Actual price
10201439B	RUR	1

3. FACE VALUE OF ONE SECURITY.

State registration number of security	Currency	Face value
10201439B	RUR	1

4. NUMBER OF PLACED SECURITIES.

4.1. Shares 10201439B

There have been placed:

4.1.1. in RUR:

number: 9 units in the amount RUR 9.00

5. TOTAL AMOUNT OF PROCEEDS FOR PLACED SECURITIES.

A) AMOUNT OF FUNDS IN RUR ENTERED AS PAYMENT FOR SECURITIES – 9.00 ruble.

Accrual account # 30207810400001500181 in OPERU of the Moscow Territorial Division of Bank of Russia.

RUR 9.00 shall be subject to transfer to the authorized capital.

STATEMENT OF ACCRUAL ACCOUNT BALANCES

Hereby we certify that on accrual account # 30207810400001500181 in OPERU of the Moscow Territorial Division of Bank of Russia
of the credit institution OPEN INCORPORATED COMPANY MOSCOW JOINT-STOCK COMMERCIAL BANK «VOZROZHDENIYE»
as at 19.11.2001
there is available RUR 9.00.
Amount written out in letters: Nine rubles.

Chairman of the Board of
MJSCB «Vozrozhdeniye» D.L.Orlov

Chief Accountant of
MJSCB «Vozrozhdeniye» A.A.Novikova

Chairman of Revision Commission of
MJSCB «Vozrozhdeniye» V.P.Rassadnikov

Seal

6. ACTUALLY PAID PORTION OF SHARE ISSUE PLACED UNDER THE ISSUING CAMPAIGN.

State registration number of security	Actually paid portion of issue, thousand ruble
10201439B	0,009

7. ECONOMIC NORMS AS AT THE CLOSING DATE OF PLACING SECURITIES

Norm	Max value	Real value
H1 Capital adequacy, % min	11,0	12,4
H2 Instant Liquidity, % min	20,0	47,4
H3 Current liquidity, % min	70,0	70,3
H4 Long-term liquidity, % max	120,0	50,8
H5 Total liquidity (ratio of liquid and aggregate assets), % min	20,0	33,3
H6 Max exposure per 1 borrower, % max	25,0	77,4
H7 Max large loan exposure, % max	800,0	315,1
H8 Max exposure per 1 creditor (depositor), % max	25,0	50,2
H9 Max exposure per 1 borrower-shareholder, % max	20,0	0,0
H9,1 Aggregate loan amount granted to shareholders, % max	50,0	0,0
H10 Max loan amount granted to insiders, % max	2,0	0,0
H10,1 Aggregate loan amount granted to Insiders, % max	3,0	0,0
H11 Max amount of borrowed savings funds, % max	100,0	173,0
H11,1 Max amount of liabilities to non-residents, % max	400,0	16,6
H12 Equity funds used for acquisition of other legal entities' portions, % max	25,0	3,6
H12,1 Equity funds used for acquisition of portions of 1 legal entity, % max	5,0	2,1
H13 Exposure ratio of own paper liabilities, % max	100,0	35,7
H14 Liquidity ratio for operations with precious metals, % min	10,0	10,0

Reasons for non-fulfillment of the Norms.

Infringement of the norm H6 was caused by the Bank's client-borrower OAO «Moskvich». As a result of implementation of the municipal project of industrial development and financial stabilization of OAO «Moskvich» by the Science and Industry Department of Moscow Government, OAO «Moskvich» got into indebtedness to MJSCB «Vozrozhdeniye». The norm H6 with respect to the borrower OAO «Moskvich» shall be brought in compliance with requirements of Instruction # 1 within July 1, 2002.

Infringement of the norm H8 has been caused by placement of funds of the major client of MJSCB «Vozrozhdeniye» the Food Resources Department of Moscow Government.

The norm H11 (estimated) has been exceeded due to the Bank's policy of attracting retail deposits.

8. SHORTLIST OF SHAREHOLDERS POSSESSING NO LESS THAN 5% OF ITS SHARE IN THE AUTHORIZED CAPITAL OF THE CREDIT INSTITUTION.

8.1. CLOSED JOINT-STOCK COMPANY «FIRST INVESTMENT CORPORATION».

Share in authorized capital – 15.96%
Mail address: Luchnikov per., 7/4 - 6, Moscow 101000
Legal address: Kuznetzkiy Most, 15/8 - 3, GSP, K-31, Moscow 103780

Shareholders possessing no less than 20% of the above shareholder's authorized capital:
8.1.1 Limited company «MABV GROUP»

Share in authorized capital - 100%
Mail address: ul. 3 Vladimirskaya, 23, Moscow 111123
Legal address: ul. 3 Vladimirskaya, 23, Moscow 111123

8.2. CANADIAN IMPERIAL BANK OF COMMERCE.

Share in authorized capital – 8.089%
Mail address: Commerce Court West 9, Toronto, Ontario, Canada M5L 1A2
Legal address: Commerce Court West 9, Toronto, Ontario, Canada M5L 1A2

There are no shareholders possessing in excess of 20% of the above shareholder's authorized capital.

8.3. LIMITED COMPANY «BECADEM-INVEST».

Share in authorized capital – 13.66%
Mail address: ul. Obraztsova, 31-2, Moscow 127018
Legal address: ul.Obraztsova, 31-2, Moscow 127018

Shareholders possessing no less than 20% of the above shareholder's authorized capital:

8.3.1. Limited Company «MABV GROUP»

Share in authorized capital – 100%
Mail address: ul. 3 Vladimirskaya, 23, Moscow 111123
Legal address: ul. 3 Vladimirskaya, 23, Moscow 111123

9. INFORMATION CONCERNING THIS ITEM (SHAREHOLDERS' SHAREHOLDERS) IS GIVEN IN ITEM 8.

10. INFORMATION ABOUT FOUNDERS (SHAREHOLDERS) – NON-RESIDENTS

USA
10.1. CITIBANK, N.A.

SHARE IN AUTHORIZED CAPITAL – 1.917%
MAIL ADDRESS: 3800 CITICORP CENTER TAMPA, BUILDING B/FLOOR 1, TAMPA, FL 33610-9122
LEGAL ADDRESS: 3800 CITICORP CENTER TAMPA, BUILDING B/FLOOR 1, TAMPA, FL 33610-9122

USA
10.2. DONALDSON, LUFKIN AND JENRETTE SECURITIES CORPORATION

SHARE IN AUTHORIZED CAPITAL – 0.007%
MAIL ADDRESS: 1 PERSHING PLAZA, JERSEY CITY, NJ 07399
LEGAL ADDRESS: 1 PERSHING PLAZA, JERSEY CITY, NJ 07399

USA
10.3. DRESDNER KLEINWORT WASSERSTEIN SECURITIES LLC.

SHARE IN AUTHORIZED CAPITAL – 0.103%
MAIL ADDRESS: C/O ADP PROXY SERVICES
LEGAL ADDRESS: C/O ADP PROXY SERVICES

USA
10.4. SALOMON SMITH BARNEY INC.

SHARE IN AUTHORIZED CAPITAL – 0.024%
MAIL ADDRESS: 333W, 34TH STREET, NEW YORK, NY 1001
LEGAL ADDRESS: 333W, 34TH STREET, NEW YORK, NY 1001

CANADA
10.5. CANADIAN IMPERIAL BANK OF COMMEFCE

SHARE IN AUTHORIZED CAPITAL – 8.089%
MAIL ADDRESS: COMMERCE COURT WEST 9, TORONTO, ONTARIO, CANADA M5L 1A2
LEGAL ADDRESS: COMMERCE COURT WEST 9, TORONTO, ONTARIO, CANADA M5L 1A2

COMMONWEALTH OF BAHAMAS ISLANDS
10.6. INTERNATIONAL PLANNING & RESEARCH INC.

SHARE IN AUTHORIZED CAPITAL – 3.789%
MAIL ADDRESS: 750 LA PLAYA ST.SUITE 49 SAN FRANCISCO, CA, 94121 USA
LEGAL ADDRESS: 43 ELIZABETH AVENUE, P.O. BOX CB-13022, NASSAU, BAHAMAS

RERUBLIC OF CYPRUS
10.7. TAMARISK TRADING LIMITED.

SHARE IN AUTHORIZED CAPITAL – 1.674%
MAIL ADDRESS: 221, CHR. HAGGIPAVLOU STR. 3036 LIMMASOL-CYPRUS
LEGAL ADDRESS: 221, CHR. HAGGIPAVLOU STR. 3036 LIMMASOL-CYPRUS

USA
10.8. ARNHOLD AND S.BLEICHROEDER, INC.

SHARE IN AUTHORIZED CAPITAL – 0.002%
MAIL ADDRESS: 1345 AVENUE OF THE AMERICAS, NEW YORK, NY 10105-4300
LEGAL ADDRESS: 1345 AVENUE OF THE AMERICAS, NEW YORK, NY 10105-4300

USA
10.9. BNY CLEARING INTERNATIONAL SERVICES DIVISION.

SHARE IN AUTHORIZED CAPITAL – 0.014%
MAIL ADDRESS: 101 BARCLAY STREET, 13TH FLOOR, NEW YORK, NY 10286
LEGAL ADDRESS: 101 BARCLAY STREET, 13TH FLOOR, NEW YORK, NY 10286

USA
10.10. BROWN BROTHERS HARRIMAN & CO.

SHARE IN AUTHORIZED CAPITAL – 0.039%
MAIL ADDRESS: 63 WALL STREET, 8TH FLOOR, NEW YORK, NY 10005
LEGAL ADDRESS: 63 WALL STREET, 8TH FLOOR, NEW YORK, NY 10005

USA
10.11. COMMERZBANK CAPITAL MARKETS CORPORATION.

SHARE IN AUTHORIZED CAPITAL – 0.002%
MAIL ADDRESS: 1251 AVENUE OF THE AMERICAS, NEW YORK, NY 10020
LEGAL ADDRESS: 1251 AVENUE OF THE AMERICAS, NEW YORK, NY 10020

11. MEMBERS OF THE BOARD OF DIRECTORS.

11.1. Victor Anatoljevich Afonin.

PRESENT POSITIONS.
State Unitary Enterprise Foreign Trade Corporation «Almazjuvelirexport». Deputy General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.2. Boris Fedorovich Borin

PRESENT POSITIONS:
Open Joint-Stock Company «Metallurgic plant «Electrostal». General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.000003%.
No participation or voting shares outside Credit Institution.

11.3. Ljudmila Antonovna Goncharova.

PRESENT POSITIONS.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.

SHARE IN AUTHORIZED CAPITAL – 2.256057%.
No participation or voting shares outside Credit Institution.

11.4. Nikolai Yakovlevich Demin

PRESENT POSITIONS:
Closed Joint-Stock Company «Joint-Stock Foreign Economic Company «Exima». General Manager – Chairman of the Board.
Closed Joint-Stock Company «Meat Processing Plant Mikoyanovskiy». General Manager – Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
Participation share:
11.4.1. Closed Joint-Stock Company «Joint-Stock Foreign Economic Company «Exima».
Share in authorized capital – 12%.

11.5. Alexander Vitaljevich Dolgopolov.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Management Board, Chief of Development Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.391936 %.
No participation or voting shares outside Credit Institution.

11.6. Nikolai Stepanovich Zatzepin.

PRESENT POSITIONS:
Closed Joint-Stock Company «Mozhaiskoje Wholesale and Retail Enterprise». General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.279333%.
No participation or voting shares outside Credit Institution.

11.7. Marina Andreevna Zinovina.

PRESENT POSITIONS:
State Corporation «Credit Institutions Restructuring Agency». Chief Accountant, Financial Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.8. Valentina Mikhailovna Kabanova.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». General Manager of Volokolamsk Branch.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.015834%.
No participation or voting shares outside Credit Institution.

11.9. Petr Dmitrievich Katzyv.

PRESENT POSITIONS:
State Enterprise of Passenger Auto-transport «Mostransauto». General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.10. Juriy Vadimovich Korablin.

PRESENT POSITIONS:
Khimky District Administration. Chief of Khimky District Moscow Region.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.11. Igor Vadimovich Lavrick.

PRESENT POSITIONS:
Branch of Joint-Stock Company «Evakor A/O». Director.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.12. Tamara Ivanovna Luzhina.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chief of Finance Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye. Member of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.502453%.
No participation or voting shares outside Credit Institution.

11.13. Otari Leontjevich Margania.

PRESENT POSITIONS:
Closed Joint-Stock Company «First Investment Corporation». General Manager's Advisor.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution

11.14. Juriy Mikhailovich Marinichev.

PRESENT POSITIONS:
Moscow Regional Union of Consumer Cooperation. Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chairman of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.392608%.
No participation or voting shares outside Credit Institution.

11.15. Valeriy Alexandrovich Miroshnikov.

PRESENT POSITIONS:
State Corporation «Credit Institutions Restructuring Agency». Deputy General Manager.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.16. Mark Meerovich Nakhmanovich.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.855438%.
No participation or voting shares outside Credit Institution.

11.17. Inessa Vasiljevna Nikolaeva.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.015691%
No participation or voting shares outside Credit Institution.

11.18. Dmitriy Ljvovich Orlov.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chairman of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 3.329735%.
No participation or voting shares outside Credit Institution.

11.19. Nikolai Dmitrievich Orlov.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

11.20. Victor Alexandrovich Semenov.

PRESENT POSITIONS:
Closed Joint-Stock Company Agrofirm «Belaya Dacha». Chairman of Supervisory Council.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
Participation share in:
11.20.1. Closed Joint-Stock Company Agrofirm «Belaya Dacha».
Share in authorized capital – 20.49%.

11.21. Dmitriy Aksentjevich Strashok.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Management Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.88159%.
No participation or voting shares outside Credit Institution.

11.22. Pavel Ivanovich Chelpan.

PRESENT POSITIONS:
Stupino District Administration. Chief of Stupino District of Moscow Region.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

12. SHORTLIST OF THE MANAGEMENT BOARD MEMBERS.

12.1. Tatjana Fedorovna Gavrilkina.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chief of Liquidity Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye. Member of the Board.
SHARE IN AUTHORIZED CAPITAL – 0.150673%.
No participation or voting shares outside Credit Institution.

12.2. Ljudmila Antonovna Goncharova.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council
SHARE IN AUTHORIZED CAPITAL – 2.256057%.
No participation or voting shares outside Credit Institution.

12.3. Alexander Vitaljevich Dolgopolov.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board, Chief of Development Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.391936%.
No participation or voting shares outside Credit Institution.

12.4. Sergei Victorovich Lenjkov.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». General Manager of the Central Office.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye. Member of the Board.
SHARE IN AUTHORIZED CAPITAL – 0.505081%.
No participation or voting shares outside Credit Institution.

12.5. Tamara Ivanovna Luzhina.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chief of Finance Department.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye. Member of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.502453%.
No participation or voting shares outside Credit Institution.

12.6. Mark Meerovich Nakhmanovich.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.855438%.
No participation or voting shares outside Credit Institution.

12.7. Dmitriy Ljvovich Orlov.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 3.329735%.
No participation or voting shares outside Credit Institution.

12.8. Nikolai Dmitrievich Orlov.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council
NO SHARE IN AUTHORIZED CAPITAL.
No participation or voting shares outside Credit Institution.

12.9. Dmitriy Aksentjevich Strashok.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of Supervisory Council.
SHARE IN AUTHORIZED CAPITAL – 0.88159%.
No participation or voting shares outside Credit Institution.

12.10. Oleg Vladimirovich Kharlamov.

PRESENT POSITIONS:
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Member of the Board.
Moscow Joint-Stock Commercial Bank «Vozrozhdeniye». Head of Administration Department.
SHARE IN AUTHORIZED CAPITAL – 0.51433%.
No participation or voting shares outside of Credit Institution.